UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 8) (1)
                            Embotelladora Andina S.A.
                                (Name of Issuer)
                           Common Stock, No Par Value
                         (Title of Class of Securities)
                                     None *
                                 (CUSIP Number)
           * CUSIP number for American Depositary Shares representing
                            Series A Common Stock is
                                   29081P 20 4
            CUSIP number for American Depositary Shares representing
                            Series B Common Stock is
                                   29081P 30 3

                                 Gary P. Fayard
              Executive Vice President and Chief Financial Officer
                              The Coca-Cola Company
                               One Coca-Cola Plaza
                             Atlanta, Georgia 30313
                                  (404)676-2121
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 With a copy to:
                              Parth S. Munshi, Esq.
                              The Coca-Cola Company
                               One Coca-Cola Plaza
                             Atlanta, Georgia 30313
                                  (404)676-2121

                                 August 27, 2004
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.  - None       (1)

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Coca-Cola Company
          58-0628465

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ X ]
                                                              (b) [   ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*
          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                      [   ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware

NUMBER OF       7 SOLE VOTING POWER
  SHARES          41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY      41,962,864 shares of Series B Common Stock, no par value
  OWNED BY        (See Attachment A)
   EACH         8 SHARED VOTING POWER
 REPORTING         None
  PERSON        9 SOLE DISPOSITIVE POWER
   WITH           41,962,864 shares of Series A Common Stock, no par value, and
                  41,962,864 shares of Series B Common Stock, no par value
                     (See Attachment A)

10      SHARED DISPOSITIVE POWER
          None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
           (See Attachment A)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                      [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.0% of Series A Stock outstanding;
         11.0% of Series B Stock outstanding
         (See Attachment B)

14      TYPE OF REPORTING PERSON*
          CO
----------------
 (1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
CUSIP No.  - None (1)

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Coca-Cola Interamerican Corporation
          13-1940209

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ X ]
                                                                (b) [   ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         N/A                                                     [   ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

NUMBER OF       7 SOLE VOTING POWER
  SHARES          41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY      41,962,864 shares of Series B Common Stock, no par value
  OWNED BY         (See Attachment A)
   EACH         8 SHARED VOTING POWER
 REPORTING         None
  PERSON        9 SOLE DISPOSITIVE POWER
   WITH           41,962,864 shares of Series A Common Stock, no par value, and
                  41,962,864 shares of Series B Common Stock, no par value
                   (See Attachment A)
               10 SHARED DISPOSITIVE POWER
                    None

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
          (See Attachment A)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                     [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.0% of Series A Stock outstanding;
         11.0% of Series B Stock outstanding
          (See Attachment B)

14      TYPE OF REPORTING PERSON*
         CO
----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
CUSIP No.  - None (1)

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Coca-Cola Export Corporation
          13-1525101

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ X ]
                                                                (b) [   ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         N/A                                                      [   ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware

NUMBER OF      7  SOLE VOTING POWER
  SHARES           41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY       41,962,864 shares of Series B Common Stock, no par value
  OWNED BY         (See Attachment A)
    EACH       8  SHARED VOTING POWER
 REPORTING           None
  PERSON       9  SOLE DISPOSITIVE POWER
   WITH            41,962,864 shares of Series A Common Stock, no par value, and
                   41,962,864 shares of Series B Common Stock, no par value
                   (See Attachment A)
              10  SHARED DISPOSITIVE POWER
                    None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
           (See Attachment A)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.0% of Series A Stock outstanding;
         11.0% of Series B Stock outstanding
         (See Attachment B)

14      TYPE OF REPORTING PERSON*
          CO
----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
CUSIP No.  - None (1)

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Servicios Y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca-Cola de Argentina S.A.)
          (TIN - n/a)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ X ]
                                                                (b) [   ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                  [   ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Argentina

 NUMBER OF    7  SOLE VOTING POWER
  SHARES           41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY       41,962,864 shares of Series B Common Stock, no par value
  OWNED BY         (See Attachment A)
   EACH       8  SHARED VOTING POWER
 REPORTING         None
  PERSON      9  SOLE DISPOSITIVE POWER
   WITH            41,962,864 shares of Series A Common Stock, no par value, and
                   41,962,864 shares of Series B Common Stock, no par value
                   (See Attachment A)
             10  SHARED DISPOSITIVE POWER
                   None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
           (See Attachment A)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*
                                                               [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.0% of Series A Stock outstanding;
          11.0% of Series B Stock outstanding
          (See Attachment B)

14      TYPE OF REPORTING PERSON*
          CO
----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  ATTACHMENT A

Coca-Cola Interamerican Corporation owns directly in the aggregate 40,552,802 shares of Series A Common Stock, no par value ("Series A Stock"), and 40,552,802 shares of Series B Common Stock, no par value ("Series B Stock"), of Embotelladora Andina S.A. ("Andina"). Servicios Y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca-Cola de Argentina S.A.) owns directly in the aggregate 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock. Servicios Y Productos Para Bebidas Refrescantes S.R.L. is a wholly owned subsidiary of The Coca-Cola Export Corporation; and The Coca-Cola Export Corporation and Coca-Cola Interamerican Corporation each are wholly owned subsidiaries of The Coca-Cola Company.





                  -------------------------------------------





                                  ATTACHMENT B

The Reporting Persons have been informed by Andina that as of December 31, 2003, a total of 380,137,271 shares of Series A Stock were outstanding and a total of 380,137,271 shares of Series B Stock were outstanding.

                                AMENDMENT NO. 8
                                       TO
                STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



     This Amendment No. 8 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 7 (the "Schedule 13D"). Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

This statement is being filed by The Coca-Cola Company ("KO"), KO's direct wholly owned subsidiaries, Coca-Cola Interamerican Corporation ("Interamerican") and The Coca-Cola Export Corporation ("Export"), each of which companies is a Delaware corporation having its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404)676-2121, and KO's indirect wholly owned subsidiary, Servicios Y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca-Cola de Argentina S.A.) ("CC Argentina"), an Argentine limited partnership having its principal executive offices at Paraguay 733, 1057 Buenos Aires, Argentina, telephone 541-319-2000. (CC Argentina, together with KO, Interamerican and Export, the "Reporting Persons").

KO is the largest manufacturer, distributor and marketer of nonalcoholic beverage concentrates and syrups in the world. KO also markets and distributes juices and juice drinks and certain water products.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto (which replaces in its entirety the previously filed Exhibit 99.1), including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any of the Reporting Persons has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:


On August 27, 2004, a subsidiary of KO ("KO Sub")and Andina consummated the transaction contemplated by the previously announced Stockholding Swap Agreement, dated August 10, 2004 (the "Agreement"). Pursuant to the Agreement, KO Sub transferred to Andina the Nova Iguacu territory in exchange for cash and the Governador Valadares territory. The Agreement is in Portuguese. A translated copy of the Agreement is attached hereto as
     Exhibit 99.2.

     KO invests in bottling operations such as Andina in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, KO regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Andina. As part of this review, KO from time to time may consider, evaluate and propose various possible transactions involving Andina or its subsidiaries, which could include, without limitation:

     (i) the possible acquisition of additional securities of Andina, or the disposition of securities of Andina;

     (ii) possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Andina or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

     (iii) the possible acquisition by Andina or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Andina or its subsidiaries.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

     Exhibit 99.1 - Directors and Executive Officers of the Reporting Persons

     Exhibit 99.2 - Translated copy of Stockholding Swap Agreement, dated
                    August 10, 2004

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 THE COCA-COLA COMPANY


                                 By: /s/ Steve M. Whaley
                                     --------------------
                                     Steve M. Whaley
                                     Vice President and General Tax Counsel
Date:  August 31, 2004



                                 COCA-COLA INTERAMERICAN CORPORATION


                                 By: /s/ Steve M. Whaley
                                     --------------------
                                     Steve M. Whaley
                                     Vice President and General Tax Counsel
Date:  August 31, 2004



                                        THE COCA-COLA EXPORT CORPORATION


                                 By: /s/ Steve M. Whaley
                                     --------------------
                                     Steve M. Whaley
                                     Vice President and General Tax Counsel
Date:  August 31, 2004



                                 SERVICIOS Y PRODUCTOS PARA BEBIDAS
                                  REFRESCANTES S.R.L.



                                 By: /s/ James Quincey
                                     -----------------
                                     James Quincey
                                     Principal Manager
Date:  August 31, 2004

                                 EXHIBIT INDEX



EXHIBIT                           DESCRIPTION

     Exhibit 99.1 - Directors and Executive Officers of the Reporting Persons

     Exhibit 99.2 - Translated copy of Stockholding Swap Agreement, dated
                    August 10, 2004